newgold™

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual General and Special Meeting to be held on May 20, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of the holder's choice, to attend and act on the holder's behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to http://www.computershare.com/newgold by 4:00 p.m. EDT on May 15, 2020, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:00 pm, Eastern Time, on Friday, May 15, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01L83B

Appointment of Proxyholder

I/We being holder(s) of New Gold Inc. hereby appoint(s): Renaud Adams, President and Chief Executive Officer, or failing him, Sean Keating, Vice President, General Counsel and Corporate Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. - Renaud Adams and Sean Keating

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) on the following matters and all other matters that may properly come before the Annual General and Special Meeting of shareholders of New Gold Inc. to be held virtually at **https://web.lumiagm.com/124583443** on May 20, 2020 at 4:00 pm, EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at seven (7).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Renaud Adams	☐	☐	02. Nicholas Chirekos	☐	☐	03. Gillian Davidson	☐	☐
04. James Gowans	☐	☐	05. Margaret Mulligan	☐	☐	06. Ian Pearce	☐	☐
07. Marilyn Schonberner	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of Unallocated Options Issuable under the Stock Option Plan Approval of Unallocated Options Issuable under the Stock Option Plan.	☐	☐
5. Stock Option Plan Resolution Stock Option Plan Resolution.	☐	☐
6. Approval of Amendments and Approval of Unallocated Performance Share Units Issuable Under the Long Term Incentive Plan Approval of Amendments and Approval of Unallocated Performance Share Units Issuable Under the Long Term Incentive Plan.	☐	☐

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	For	Against
7. Say on Pay Advisory vote Say on Pay Advisory Vote.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

DRCQ 293902 AR4

01L84E